EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Unaudited)
	(in millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$99.2	$99.9	$115.9	$101.6	$83.9
Other fixed charges (a)	12.1	12.8	11.9	11.0	10.6
Total fixed charges as defined	$111.3	$112.7	$127.8	$112.6	$94.5

Earnings:
Income from continuing operations before income tax expense (benefit)	$272.7	$176.7	$86.3	$31.5	$138.1
Total fixed charges as defined	111.3	112.7	127.8	112.6	94.5
Other adjustments (b)	(3.8)	(2.8)	(5.5)	(7.1)	(6.4)
Total earnings as defined	$380.2	$286.6	$208.6	$137.0	$226.2

Ratio of earnings to fixed charges	3.42	2.54	1.63	1.22	2.39

(a) Includes capitalized interest and estimated interest portion of rents.

(b) Includes fixed charges not deducted in the determination of income from continuing operations before income tax expense (benefit), the amortization of capitalized interest and earnings in equity of affiliates.